Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIODEL INC.

BIODEL INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate of Incorporation”) is hereby amended by deleting the first two paragraphs of Article FOURTH of the Restated Certificate of Incorporation in their entirety and inserting the following paragraphs in lieu thereof:

“A. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 250,000,000 shares, consisting of (i) 200,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”) and (ii) 50,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).

Upon the effectiveness of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation, as amended with the Secretary of State of the State of Delaware (the “Effective Time”), every thirty (30) shares of Common Stock issued and outstanding (or held in treasury) immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”).

Notwithstanding the foregoing, no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the closing price of the Corporation’s Common Stock on The NASDAQ Capital Market on the last trading day prior to the Effective Time (as adjusted to give effect to the Reverse Stock Split), rounded up to the nearest whole cent. Upon surrender by any stockholder(s) of certificates representing shares of Common Stock issued and outstanding prior to the Effective Time, a new certificate representing the number of whole shares of Common Stock issued and outstanding after the Effective Time into which the shares of Common Stock formerly represented by such certificate(s) shall have been reclassified and cash in lieu of fractional shares, if any, will be issued to such stockholder(s).”

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 3rd day of November, 2016.

BIODEL INC.

By:	/s/ Gary Gemignani
	Name:	Gary Gemignani
	Title:	Chief Financial Officer and Interim Chief Executive Officer